UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File No. 0-29320

EIGER TECHNOLOGY, INC.

(Exact name of Registrant as specified in its charter)

144 Front Street, Suite 700

Toronto, Ontario M5J 2L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUMBMITTED HEREWITH

Exhibts

99.1	Press Release dated August 14, 2007

99.2	Financial Statements for the Nine Months Ended June 30, 2007

99.3	Management Discussion & Analysis for the Period Ended June 30, 2007

99.4	Form 52-109F - Certification of Interim Filings (CEO)

99.5	Form 52-109F - Certification of Interim Filings (CFO)_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eiger Technology, Inc.
(Registrant)

Date: August 14, 2007	By:	/s/ Gary Hokkanen

Gary Hokkanen
	Title:	Chief Financial Officer